MANAGEMENT’S DISCUSSION & ANALYSIS – 2011 SECOND QUARTER

This MD&A was prepared by management and reviewed and approved by the Audit Committee on August 8, 2011.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of the Company and notes thereto for the three and six month periods ended June 30, 2011 and with the audited consolidated financial statements of the Company and notes thereto and related MD&A for the year ended December 31, 2010.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and six month periods ended June 30, 2011 and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in United States dollars.

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in northeast Africa.  The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Second quarter highlights
  First full quarter of operations at Bisha.
  Gold production of 93,000 ounces.
  Average realized price per ounce sold of $1,510.
  Cash cost of $301 per ounce.
  Cash increased $84 million over the quarter.
  First dividend declared.

Key financial and operating information

Financial results (4 month operating period):

In US $000s (except per share data)	Q1 2011	Q2 2011	YTD 2011
Revenues	$53,532	$134,655	$188,187
Operating income	39,604	101,881	141,485
Net after-tax income	21,893	60,605	82,498
Owners’ earnings per share	0.06	0.18	0.24
Total assets	$392,717	$480,830	$480,830

The Bisha Mine achieved commercial production in late February 2011 so Q2 was the Company’s first full quarter of production.  The operating income contains results only from February 22, 2011 to June 30, 2011.

Gold production and sales statistics(1):

	Q1 2011	Q2 2011	YTD 2011
Tonnes milled	461,000	444,000	905,000
Gold grade	6.22	7.27	6.72
Recovery, % of gold	88%	89%	89%
Gold in doré, ounces produced	75,000	93,000	168,000
Gold ounces sold	72,800	88,700	161,500
Gold price realized per ounce	$1,405	$1,510	$1,485
Cash cost per ounce sold(2)	$299	$301	$300

(1) Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2) Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 6 for more information.

During Q2 2011 the Company declared its first semi-annual dividend of $0.03 per share and paid it in July.

Highlights of the Bisha Mine:

The Bisha Mine is a high-grade gold, copper and zinc deposit that has a strong economic return over a thirteen year mine life. The top layer of the deposit is high-grade gold oxide material lying at surface that allows an early payback of capital. Production is anticipated to yield 1.14M oz gold, 821M lb copper, 1.4B lb zinc and 11.7M oz silver. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations. The projected production schedule and cash flows can be found in the Company’s annual 2010 MD&A.

Exploration and development:

During Q1 the Company announced a 40% increase in Bisha reserves (see March 28, 2011 news release). In an effort to further expand reserves and mine life, the Company has a number of exploration and development programs for 2011.

Copper phase development

The Company commenced the copper phase development activities during Q2 2011, expending $3,896 on terracing, other civils works and completing detailed design work.

Harena

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license. The Company recently released (see March 2, 2011 news release) results from the Harena drill program conducted in the fall of 2010 and is currently examining whether Harena can be added as additional feed for the Bisha plant. A resource estimation has been initiated on the Harena deposit with results expected in Q3 2011 and, if results warrant it, the Company plans to complete a reserve estimate, mine plan and mining license application to process the Harena material at its Bisha processing plant.

Bisha

The Company has completed the first phase of diamond drilling on the Hanging wall copper zone totaling 5,900 meters, immediately west of the Bisha Main deposit designed to test the extent of the low-grade copper mineralization. Phase II of this drill program will begin this fall and is planned to be an additional 3,000 meters. Results from this program are expected over Q3 and Q4 2011 with a reserve restatement targeted for Q4 2011

The Company also completed a 16,000 meter diamond drill program on the Bisha main deposit. The objective of this program is to infill drill the portion of the Bisha deposit currently classified as an inferred resource in order to improve confidence levels of the geology and mineralization with the goal of upgrading the resources to the indicated category. Results of this drill program are expected over Q3 and Q4 2011 with a second reserve re-statement targeted for Q4 2011.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. Revenue and income (loss) for the period include both owners and non-controlling interest.

In US $000s (except per share data)	2011 2nd	2011 1st	2010 4th	2010 3rd
Revenue	$134,655	$53,532	$-	$-
Income (loss) for the period	60,605	21,893	(1,814)	(1,300)
Owners’ earnings (loss) per share basic	0.18	0.06	(0.01)	(0.01)
Owners’ earnings (loss) per share diluted	0.17	0.06	(0.01)	(0.01)

In US $000s (except per share data)	2010 2nd	2010 1st	2009 4th	2009 3rd
Revenue	$-	$-	$-	$-
Loss for the period	(2,434)	(11,502)	(1,714)	(1,012)
Owners’ loss per share, basic and diluted	(0.01)	(0.04)	(0.01)	(0.01)

The following variances result when comparing operations for the three month period ended June 30, 2011 with the same period of the prior year (in US $000s).  Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for Q2 2010:

1.	Revenues: The Company recorded revenues of $134,655 in Q2 2011.

2.	Operating expenses: The Company recorded operating expenses of $20,289 in Q2 2011.

3.
Royalties:  The Company incurs a 5% precious metals royalty on gold and silver doré sales.  In Q2 2011 royalty expenses of $6,778 were recorded on gold and silver sales.  As of the date of this MD&A the Company had paid $11,909 in royalties to the State of Eritrea.

4.	Depreciation and depletion: In Q2 2011 depreciation and depletion of $5,707 was recorded.

5.	Administrative: Administrative costs in Q2 2011 were $3,703, up from $2,438 in Q2 2010. The increase is primarily a result of an increase in non-cash share-based payments expense of $914 in Q2 2011.

6.
Finance income:  Finance income in Q2 2011 was $25, down from $313 in Q2 2010.  In Q2 2010 the Company earned royalties of $259.  There were no royalties earned in Q2 2011 as the royalty was bought out in Q4 2010.

7.
Finance costs:  Finance costs in Q2 2011 were $859, which included $656 interest expense and $203 accretion of reclamation liability.  Finance costs in Q2 2010 of $309 related to the write-off of expenditures to secure debt facilities that expired unutilized.

8.
Income attributable for the quarter to non-controlling interest increased by $25,188 from a loss of $130 in Q2 2010 to income of $25,318.  The non-controlling interest has a 40% share in the Bisha Mine and the increase is due to the Bisha Mine going into commercial production in 2011 and the attribution to the non-controlling interest of its share of income from operation of the Bisha Mine.

The following variances result when comparing operations for the six month period ended June 30, 2011 with the same period of the prior year (in US $000s). Since the Bisha Mine commenced operations in 2011, there are no comparative results for revenues, operating expenses, royalties and depreciation and depletion for the six month period ended June 30, 2010:

1.	Revenues: The Company recorded revenues of $188,187.

2.	Operating expenses: The Company recorded operating expenses of $28,914.

3.	Royalties: Royalty expenses of $9,486 were recorded on gold and silver sales for the six month period.

4.	Depreciation and depletion: Expenses of $8,302 were recorded.

5.
Administrative:  Administrative costs for the six month period ended June 30, 2011 were $7,317, up $3,196 from the same period in 2010.  The increase is primarily a result of an increase in non-cash share-based payments expense of $2,731.  The increase in share-based payments expense is due to the timing of issue of share-based payments.  The Company issued options earlier in the six month period ended June 30, 2011 than options that were issued in the comparative prior period.  In addition, options with vesting criteria specific to construction performance of Bisha vested in February 2011.  There were no similarly issued options that vested in the comparative period. There was also an increase in investor relations expenditures of $322 compared to the six month period in the prior year.  The increase in expenditures is related to an increase in activity in attending conferences, air travel and other investor relations expenses.

6.
Finance income:  Finance income decreased by $1,208.  In the six month period ended June 30, 2010 the Company disposed of some of the available-for-sale investment for a gain of $716 and earned royalty income of $453.  The Company did not dispose of any of its available-for-sale investment in the six month period ended June 30, 2011 and did not earn any royalties as the royalty was bought out in Q4 2010.

7.
Finance costs:  Finance costs for the period ended June 30, 2011 include interest on advances from non-controlling interest of $1,089 and $203 accretion of reclamation liability.  For the comparative period, as the Bisha Mine was under development, interest on advances from non-controlling interest was capitalized.  There was no accretion recorded in the comparative period.  The $11,059 in finance costs in the comparative period related principally to the write-off of deferred financing fees.

8.
For the six month period ended June 30, 2011 income attributable to non-controlling interest increased by $39,915 when compared to the six months ended June 30, 2010 from a loss of $4,507 to income of $35,408.  The loss in 2010 resulted from attributing to the non-controlling interest its share of the write-off of deferred finance fees and foreign exchange losses whereas the income in 2011 results from attributing to the non-controlling interest its share of income from the operation of the Bisha Mine.

Valuation and settlement of sale of Bisha interest to Eritrea Government

Details of the method of determination and settlement are included in note 11 to the condensed consolidated interim financial statements.

Liquidity and capital resources

The Company’s cash at June 30, 2011 was $187 million (December 31, 2010 – $50 million). The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its near term operating and development cash requirements.

During Q2 2011 the Company generated $111 million in cash flows from operating activities (Q2 2010 – used $1 million).  During the six month period ended June 30, 2011 the Company generated $138 million in cash flows from operating activities (six months ended June 30, 2010 – used $5 million).  Since the Bisha Mine commenced operations in 2011, there are no mine operating cash flows for the comparative periods.

The Company used $15 million in investing activities in Q2 2011 (Q2 2010 – used $30 million).  The Company spent $28 million on property, plant and equipment in Q2 2010 compared to $13 million in Q2 2011.  The decrease in cash use resulted from the Bisha Mine being in commercial production in Q2 2011 whereas in development through all of Q2 2010.  The Company generated $15 million in investing activities for the six month period ended June 30, 2011 (six months ended June 30, 2010 – used $53 million).  The reason for the increase in investing cash flows for the six month period when compared to the same period in the prior year is attributable to the Company being in different phases during the two periods, commercial production instead of development, and to proceeds from gold sales of $49 million received in the six month period ended June 30, 2011 (six months ended June 30, 2010 – $nil), which included the pre-commercial production period, being credited to investing activities.

During Q2 2011 the Company used $13 million (Q2 2010 – generated $1 million) in its financing activities.  In Q2 2011 $17 million (Q2 2010 – $nil) of advances from non-controlling interest were repaid and proceeds of $4 million (Q2 2010 – $1 million) were received on the issuance of common shares related to options exercises.  There were more options exercised in Q2 2011 compared to Q2 2010.

The Company used $16 million in its investing activities in the six month period ended June 30, 2011 and generated $112 million in the same period in the prior year.  For the six month period ended June 30, 2011, in addition to the repayment of $17 million in advances from non-controlling interest, the Company also repaid $3 million in principal on the loan from non-controlling interest and $1 million in interest related to that loan.  The Company generated $4 million (six months ended June 30, 2010 - $1 million) in cash flows from the issuance of common shares related to the exercise of stock options.  In the six months ended June 30, 2011, in addition to funds generated from the issuance of common shares related to the exercise of stock options, the Company raised $111 million in a private placement used to fund the development of the Bisha Mine.

Commitments

The Company’s commitments are outlined in the Company’s 2010 annual MD&A.

Outstanding share data

As of August 10, 2011 the Company had 197,943,322 shares and 11,283,500 options issued and outstanding.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled them with the GAAP measures we report.

Cash cost per ounce sold:

	Q1 2011	Q2 2011	YTD 2011
Operating costs (USD 000s)	$13,928	$32,774	$46,702
Less non-cash items:
Depreciation and depletion	(2,595)	(5,707)	(8,302)
Share-based payments	(127)	(360)	(487)
Cash operating costs	$11,206	$26,707	$37,913
Gold ounces sold during operating period (February 22, 2011 to June 30, 2011)	37,500	88,700	126,200
Cash cost per ounce sold	$299	$301	$300

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents.  To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income.  Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments.  The United States dollar is the predominant currency within the industry.  The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, among others.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2010 MD&A.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on reserve reports by independent engineers on the Bisha Property in Eritrea.  All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not determinable.  Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site.  As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Changes in internal control over financial reporting

During the quarter ended June 30, 2011, a new accounting and financial reporting system was implemented at Bisha Mining Share Company (BMSC), in which the Company has a 60% interest. In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business and financial reporting procedures. As at December 31, 2010, BMSC’s assets constituted approximately 85% of the Company’s total assets.

Other than the system implementation at BMSC, no other changes in internal controls over financial reporting occurred during the quarter ended June 30, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of new accounting standards

See note 2 to the condensed consolidated interim financial statements for new accounting standards adopted by the Company for the quarter ended June 30, 2011.

Related party transactions

There were no material transactions with related parties during the three and six month periods ended June 30, 2011.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry.  Please refer to the Company’s 2010 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2010 Annual MD&A.

Nevsun management takes many steps to mitigate risks in operating in the mining industry generally, as well as when operating in Eritrea in particular.

1.  Management – a key factor in mitigating risks relates to the people we have responsible for managing the Company and its operations.  With a single operating mine, senior management of Nevsun, as well as senior management of its subsidiary, BMSC, are focused on maximizing operating results, which in turn means they are also focused on mitigating all risks that may interrupt operations in the short or long term, as well as concerned about any negative fiscal impacts.  The range of management review includes attention to detail on safety, social and environmental risks, staffing and training of employees and contractors, foresight in dealing with day to day logistics as well as longer-term capital expansion requirements and protecting and managing several direct fiscal inputs.  The management team is experienced in their fields and works to ensure continuity of functions by having backup personnel in all key positions.  Throughout the early years of mine life the team is working to train a local work force that is new to the industry, with the objective of handing over many senior operating positions within the first five years of operations.

2.  Safety – safety has been a fundamental building block since the start of the first phase of construction. Bisha Mine had an exemplary safety record during construction, which forms the basis of right attitudes and procedures for the operating phase.  During construction and operations to June 30, 2011, and after spending in excess of 7 million man-hours, Bisha had only 6 lost-time accidents, none of them resulting in a serious long-lasting injury.  Safety remains a top priority every working day.

3.  Social and environment – the Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly.  The plans have been subject to review by both country hosts as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party.  Employee training and engagement with local authorities, as well as significant employment from in-country sources are key elements of the Company’s social and environmental management.  Department heads for both Human Resources and Environment are experienced professionals with a good understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

4.  Supply and logistics – the consistent reliable supply of goods and services is fundamental to the ongoing operations of the Bisha mine.  Where ever possible local Eritrean suppliers are used to fulfill the operating requirements and where international supply is required, controls are in place to ensure quality, price and timely delivery to meet operating needs.  Throughout the recent construction process both the EPCM contractor and Bisha management fulfilled these requirements successfully such that no construction delays were encountered.  Local Eritrean sub-contractors are used wherever possible for services such as civil works, equipment parts supply, etc.

5.  Financial management – with the assistance of experienced Nevsun personnel, Bisha management handles all financial management concerns, from gold shipments and sales to settlements of operating expenditures.  Audits are carried out by independent local and international auditors, as well as by Nevsun’s internal audit function.

6.  Insurance – a comprehensive insurance program was in place for the construction period and, similarly, policies are in place to mitigate various loss scenarios during operations.  Gold transport is protected by way of a third party security service, the details of which are confidential.

7.  Operations competence – the management of operations is carried out by a senior international team of professionals.  The mining industry is new to Eritrea and from the start the Company recognized the need for special senior employees who not only know how to run such an operation, but also understand the need for training the local work force over the coming years to enable more and more transition to a locally run operating team.  The smooth transition from construction to operations has been possible only through the experience of Nevsun’s capable team.

8.  Resources and reserves – to ensure continuity of production for several years beyond what was defined in the original feasibility study, Nevsun has already identified additional deposits within its licensed areas and has carried out drill programs to be comfortable that mine life will be extended.  In March the Company announced a 40% increase in reserves from the Bisha Main deposit.  Additional drill programs are in place for 2011 with the objective to further increase the Bisha and immediate vicinity resources.

9.  Politics – Eritrea, as well as the Horn of Africa region, is generally very poorly understood by people outside of the area and certainly misunderstood by many countries outside of Africa.  Nevsun has been in Eritrea since 1998 and during the past number of years has developed a good reputation with the State, as having the perseverance to stick with exploration and successful development.  Through some difficult political and financial markets the State has come to respect the Company’s dedication to the development of Bisha.  Through a balanced arrangement between Nevsun and the State mining company, the State of Eritrea has a significant financial stake in the Bisha Mine, not only through a tax revenue stream, but also in the ownership of Bisha itself.  This financial stake has created significant mutual interest in the success of Bisha.  The mutual interest and ongoing working relationship mitigates disruptions that might otherwise be caused by potential political interference and instead has helped expedite the Bisha construction and success in operations.  The respect between the parties is open and forthright and should lead to secure mining operations for many years.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”
Cliff T. Davis
President & CEO
August 10, 2011